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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Nextel Partners, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

65333F107

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 65333F107

1.	Name of Reporting Person: Perry Satterlee		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 8,641

		6.	Shared Voting Power: 0 (see also item 4)

		7.	Sole Dispositive Power: 8,641

		8.	Shared Dispositive Power: 0 (see also item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,641(see also item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.005% of the Class A Common Stock (See Item 2 and Item 4)

12.	Type of Reporting Person: IN

Page 2 of 5 pages

Schedule 13G

     This Schedule 13G is filed with the Securities and Exchange Commission on behalf of Perry Satterlee as a former party to the Amended and Restated Shareholders Agreement, dated February 18, 2000, as amended, by and among Nextel Partners, Inc. and the shareholders listed therein (the “Shareholders Agreement”).

Item 1(a).	Name of Issuer:

Nextel Partners, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4500 Carillon Point Kirkland, WA 98033

Item 2(a), Item 2(b) and Item 2(c). Name of Person Filing, Address of Principal Business Office and Citizenship:

     Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the “Exchange Act”), this Schedule 13G is filed on behalf of Perry Satterlee (the “Reporting Person”) who, pursuant to Rule 13d-5(b)(1), prior to December 31, 2004, along with certain other individuals and entities (the “Non-Reporting Persons”), may have been deemed as a group to have acquired beneficial ownership of shares of Class A Common Stock (the “Class A Common Stock”) and Class B Common Stock (the “Class B Common Stock”) of Nextel Partners, Inc. as a result of the Reporting Person and the Non-Reporting Persons being signatories to the Shareholders Agreement. As of December 31, 2004, the Reporting Person beneficially owns 0.005% of the outstanding Class A Common Stock of Nextel Partners, Inc. and was no longer a party to the Shareholders Agreement. Therefore, as of December 31, 2004, the Reporting Person’s holdings were less than 5% of the outstanding Class A Common Stock.

Reporting Person:

Perry Satterlee
c/o Clearwire Corporation
5808 Lake Washington Blvd., Suite 300
Kirkland, WA 98033
Citizenship: United States

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

65333F107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

Page 3 of 5 Pages

Item 4.	Ownership:

(a)-(c) Amount Beneficially Owned, percent of class and voting/dispositive power.

     Prior to December 31, 2004, the Reporting Person was a party to the Shareholders Agreement and may have been deemed to be a member of a group that acquired beneficial ownership of more than 5% of the outstanding shares of Class A Common Stock and Class B Common Stock. As of December 31, 2004, the Reporting Person was no longer a party to the Shareholders Agreement and therefore shall no longer be deemed a member of such group. The Reporting Person had, as of December 31, 2004, sole power to vote and dispose of 8,641 shares, or 0.005% of the outstanding shares, of Class A Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

Page 4 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2005

Date

/s/ Perry Satterlee

Signature

Perry Satterlee

Name/Title

Page 5 of 5 Pages